SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

EXTRAORDINARY GENERAL MEETING

TO BE HELD ON NOVEMBER 13, 2025

Consolidated Summary Statement of Remote Voting

São Paulo, November 12, 2025 – Braskem S.A. (“Braskem”) (B3: BRKM3, BRKM5 and BRKM6; NYSE:BAK; LATIBEX: XBRK), in compliance with the provisions of CVM Resolution No. 81/22, as amended, hereby discloses to its shareholders and the market in general the summary voting statement containing the consolidated voting instructions received by Itaú Corretora de Valores SA (“Stock Transfer Agent”), the voting instructions received by B3 SA – Brasil, Bolsa, Balcão (“Central Depositary”) and the voting instructions received directly by the Company, related to the Company’s Extraordinary General Meeting to be held on November 13, 2025, as EXHIBIT I.

Additional information can be obtained from the Investor Relations Department by telephone (11) 3576-9531 or by email braskem-ri@braskem.com.br.

EXHIBIT I

EXTRAORDINARY GENERAL MEETING

OF NOVEMBER 13, 2025

Consolidated Summary Statement of Remote Voting

Code of the Resolution	Description of the Resolution	Vote	Total Number of Shares	Number of Shares (Common Shares)	Number of Shares (Preferred Class "A")	Number of Shares (Preferred Class "B")
1	Replacement of one (1) effective member of the Company’s Board of Directors appointed by Novonor S.A. – Under Judicial Reorganization (“Novonor”) and by NSP Investimentos S.A. – Under Judicial Reorganization (“NSP Inv.”), to complete the remaining term of office, until the Annual General Meeting that will resolve on the Company’s financial statements for the fiscal year ending on December 31, 2025	ABSTAIN	44,142	2,842	41,277	23
		APPROVE	27,975,249	3,428,215	24,547,020	14
		REJECT	15,201,798	19,750	15,182,006	42
2	Amendment to article 2 of the Company's Bylaws, to improve its wording by aligning the description of the corporate purpose with the current reality of the activities performed by the Company	ABSTAIN	19,878	2,866	16,989	23
		APPROVE	43,157,938	3,429,214	39,728,710	14
		REJECT	43,373	18,727	24,604	42

3	Inclusion of a provision in the Company's Bylaws to detail the rules and procedures for the election of the Board of Directors	ABSTAIN	10,987	968	9,996	23
		APPROVE	27,770,686	3,432,638	24,338,034	14
		REJECT	15,439,516	17,201	15,422,273	42
4	Amendment to article 26 of the Company's Bylaws to: (a) update the approval thresholds of the Board of Directors; (b) authorize the Board of Directors to decide on the maintenance or monetary adjustment of such thresholds; and (c) remove from the Board of Directors’ responsibilities the selection and replacement of the independent auditors of the subsidiaries	ABSTAIN	34,356	7,043	27,290	23
		APPROVE	43,007,735	3,425,562	39,582,159	14
		REJECT	179,098	18,202	160,854	42
5	Due to the amendments resolved in items 2 to 4 above, resolve on the consolidation of the Company's Bylaws, including the renumbering of articles and paragraphs as applicable	ABSTAIN	19,630	3,066	16,541	23
		APPROVE	43,147,187	3,429,415	39,717,758	14
		REJECT	54,372	18,326	36,004	42

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2025

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.